[Letterhead of W.P. Stewart & Co., Ltd.]

Contact: Fred Ryan

telephone: 441-295-8585

27 February 2008

Hamilton, Bermuda

W.P. Stewart & Co., Ltd. Reviews Strategic Alternatives

Company Postpones Earnings Release and Conference Call

W.P. Stewart & Co., Ltd. (“W.P. Stewart” or the “Company”) announced today the Board of Directors is reviewing strategic alternatives that could better position it to enhance long-term shareholder value. As part of this effort the Company retained Merrill Lynch in late 2007 as its financial advisor. The Company is currently in discussions with a number of parties; however, there can be no assurances these discussions will result in a successful conclusion. In the coming months the Company will focus on rationalizing its expense base to reflect current market and Company-specific conditions.

As a result of this review of strategic alternatives and related discussions with third parties, it has become necessary to postpone releasing the Company’s 2007 fourth quarter and year-end earnings results and the conference call scheduled for 28 February 2008. This postponement does not in any way relate to questions or issues relating to accounting policies and procedures or past financial reports. The Company will announce within the next ten days a new date for releasing its 2007 financial and operating results.

Since the review of strategic alternatives is ongoing, it would be difficult for W.P. Stewart to publicly comment at this time on this review or the related confidential discussions with third parties. The Company will not publicly disclose further information regarding the status of this review or these discussions until the current process has been completed.

Assets Under Management

Assets under management (AUM) at 31 December 2007 were approximately $4.1 billion, compared with approximately $5.0 billion at 30 September 2007, and approximately $8.1 billion reported at 31 December 2006.

Total net flows of AUM for the quarter ended 31 December 2007 were -$626 million, compared with total net flows of -$667 million in the comparable quarter of 2006 and -$553 million in the third quarter of 2007. Total net flows of AUM for the year ended 31 December 2007 and 2006 were -$3,998 million and
-$1,890 million, respectively.

As of 22 February 2008, AUM was approximately $3.4 billion, reflecting both market value depreciation and outflows since 31 December 2007.

Investment Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the “Composite”) for the fourth quarter of 2007 was -4.9% pre-fee, and -5.2%, post-fee, compared to -3.3% for the S&P 500. For the six months ended 31 December 2007, performance in the Composite was 0.1%, pre-fee, and -0.5%, post-fee, compared to
-1.4% for the S&P 500. For the twelve month period ending 31 December 2007, performance in the Composite was 2.1%, pre-fee, and 1.0%, post-fee, compared to 5.5% for the S&P 500.

Preliminary indications are that at 22 February 2008 performance in the Composite, year-to-date, was
-3.8%, pre-fee, and -4.0%, post-fee, compared to -5.6% for the S&P 500.

On a year-to-date basis, as of 25 February 2008, the W.P. Stewart Growth Fund (“WPSGX”) ranked fourth among large cap growth funds in The Wall Street Journal’s Mutual Fund Scorecard.

Cash Position

At 31 December 2007, the Company had cash and marketable securities of approximately $49 million.

Chairman’s Comment

Commenting on these developments, Bill Stewart, Chairman & CEO said: “Since new management took over about a year ago, primary attention was focused on the investment process. The firm’s U.S. investment universe has been significantly expanded; the underlying ‘look-through’ earnings growth rate increased and client accounts, as measured by our U.S. Equity Composite, have significantly out-performed the S&P 500 Index over the past eight months. Clients’ U.S. portfolios are currently priced at what we believe are extremely attractive levels and we expect substantial appreciation over the next few years. I am also pleased with the continuing development and performance of our European and Asian research and portfolio management activities.

In addition to working with Merrill Lynch to review strategic alternatives, we are now turning to rationalizing the expense base with the objective of remaining cash flow positive while continuing to improve results for our clients.”

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company's website at www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the ability of the Company to negotiate and implement a strategic alternative, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

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